November 21, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO & COO
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

MinebeaMitsumi's Smart LED Lighting "SALIOT CUBE" Won the DFA Awards 2017

“SALIOT CUBE”, the cubic design type of smart LED lighting SALIOT (Smart Adjustable Light for the Internet Of Things), by MINEBEA MITSUMI Inc. (hereinafter MinebeaMitsumi) has been awarded the DFA Awards, organized by the Hong Kong Design Centre.
This makes the third design award for SALIOT CUBE after having received the “2016 GOOD DESIGN AWARD (Japan)” and “iF DESIGN AWARD 2017 (Germany)”.

In the DFA Awards, SALIOT CUBE has been awarded “Merit Award” in recognition of its novelty of design and the innovation of utilizing advanced technology.

SALIOT CUBE has won the design awards of each country and intended to be used at state-of-the-art galleries and museums as well as a place where continuously pursue new values such as department stores, design-shops, various showrooms, conference venues, wedding ceremony facilities, hotels, photo/movie studios and restaurants.

MinebeaMitsumi is working on R&D thinking that wireless or wired connectivity, sensors and the IoT are the keywords of the parts industry. In particular, we think that lighting is a product that can occupy an important position connecting devices in daily life in the arriving IoT society. In the future, MinebeaMitsumi will continue to take on the challenge of adding new value to lighting so that participants in the lighting industry can deliver products that will be useful to the lives of end users.

＜SALIOT CUBE＞
MinebeaMitsumi applied the light guiding panel technology and resin molding technology it cultivated in LED back lights to develop the SALIOT LED lighting, the first in the industry* to allow automatic variation of the light distribution angle. Mass production and sales started from July 2015. By using motors to control the distance between the LED and the lens, SALIOT made it possible to adjust the light radiation area and distribution angle from 9 to 34 degrees. In addition, through the application of wireless technology in the development of our original software, this product allows users to easily control the vertical and horizontal orientation of lighting, the light distribution angle, and brightness with a smartphone or tablet.

Since starting sales, MinebeaMitsumi has expanded the product lineup to cope with more applications, including 47/25W LED Bluetooth Track Light and 5/7 inch Bluetooth Adjustable Down Light. The external appearance of SALIOT CUBE has been brought together in a minimal cubic style, simple and robust, and able to harmonize with the installation space.
* Based on MinebeaMitsumi's research as of July 2015

About the DFA Awards
In 2003, the Hong Kong Design Centre Launched the DFA Awards to underpin the role of designers in society, to celebrate design excellence with impact in Asia and for Asia, as well as to recognise the rising force of emerging designers in Hong Kong through its five-major award programmes – The DFA Design for Asia Awards covers a wide range of design that embodies Asian aesthetics and culture and influences the design trends in Asia and for Asia. In 2017, it received more than 1,000 entries from over 23 economies, a reflection of the awards prestige and the growth of Asian design power.

About Showroom
We opened the "SALIOT Showroom" on September 27, 2017 which enables us to experience the latest model and function of smart lighting "SALIOT", including the award-winning "SALIOT CUBE".
For the interior design of the "SALIOT Showroom", we appointed a designer Yasumichi Morita (CEO of GLAMOROUS co.,ltd.) who has an active presence in domestic and overseas. A beautiful landscape of light and shadow is created by the fusion of spatial design by Yasumichi Morita and SALIOT.

Location : 1F Nitten Mita Building, 3-12-14 Mita, Minato-ku, Tokyo 108-0073
TEL: +81-(0)3-6758-6733
FAX: +81-(0)3-6758-6741
E-mail: saliot@minebeamitsumi.com
Reservation: Since the tour is basically a reservation system, please contact us by phone or e-mail in advance.

< Related information >
SALIOT website

Press release:
August 22, 2017
LED Lighting SALIOT・CCT Model Adopted by ISETAN Shinjuku Store on the First Floor of Main Building

March 10, 2017
MinebeaMitsumi's New LED Lighting "SALIOT CUBE" Won an iF DESIGN AWARD 2017

October 11, 2016
Minebea’s new LED lighting fixture “SALIOT CUBE” receives the “2016 Good Design Award”

July 15, 2015
Minebea to Start Mass Production and Sales of New LED Lighting (Smart Adjustable Light for IoT (SALIOT))

Information:
April 27, 2016
Minebea won an Innovation Award at LIGHTFAIR International 2016 for New LED Lighting “SALIOT”

Technology column:
New LED lighting "SALIOT”
Thin lens for LED lighting
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■Sales inquiries:
SALIOT Contact Information
Phone: +81-(0)3-6758-6293 Mail: saliot@minebeamitsumi.com
■Media inquiries:
Corporate Communications Office
Phone: +81-(0)3-6758-6703　Fax: +81-(0)3-6758-6718